June 3, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Attention:	Jennifer Monick, Assistant Chief Accountant
Becky Chow, Staff Accountant

Re:	Equinix, Inc.

Form 10-K for Fiscal Year Ended December 31, 2015

Filed February 26, 2016

File No. 000-31293

Ms. Monick and Ms. Chow:

On behalf of Equinix, Inc. (“Equinix” or the “Company”), this letter responds to the comments set forth in your letter dated May 5, 2016. For your convenience, we have repeated the comments in your letter.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

1.	In future periodic filings, please disclose the tax status of distributions per share pursuant to Rule 3-15 (c ) of Regulation S-X.

RESPONSE to COMMENT 1: In response to the Staff’s comment, we will provide the tax status of distributions per share in the footnotes to the financial statements in future Form 10-K filings pursuant to Rule 3-15 (c) of Regulation S-X.

Non-GAAP Financial Measures, page 58

2.	We note your adjustments for amortization expense related to certain intangible assets, debt extinguishment and income tax expense and your characterization that these costs may not recur. In future filings, please remove the description `may not recur´ unless you can substantiate that these types of adjustments are not reasonably likely to recur within two years nor was there a similar charge or gain within the prior two years. Please refer to Item 10(e) of Regulation S-K.

RESPONSE TO COMMENT 2: To address the Staff’s comment, we will remove the description of “may not recur” in the adjustments for amortization expense related to certain intangible assets, debt extinguishment and income tax expense in the future filings since these costs are reasonably likely to recur within two years or there was a similar charge or gain within the prior two years in accordance with Item 10 (e) of Regulation S-K.

In addition, we acknowledge that:

•	Equinix is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Equinix may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the foregoing, please contact me at (650) 598-6256.

Very truly yours,

/s/ Keith Taylor
Keith Taylor
Chief Financial Officer

cc:	Stephen M. Smith

Brandi Galvin Morandi